# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dragonfly Energy Holdings Corp., CIK 0001847986
CUSIP: 26145B304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12915 OLD VIRGINIA ROAD, RENO,, Nevada (NV), 89521
Date of event which requires filing of this statement: 04/08/2025
Amends the filing with accession number 0001493152-25-001046
Filed by CIK 0001946222
Persons authorized to receive notices and communications: Denis Phares, 12915 OLD VIRGINIA ROAD,, RENO, Nevada (NV), 89521, 775-622-3448

## Reporting persons
- Denis Phares (CIK 0001946222): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,802,303; shared voting power 0; sole dispositive power 1,802,303; shared dispositive power 0; aggregate amount beneficially owned 1,802,303 (18% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Dragonfly Energy Holdings Corp.
Address of issuer's principal executive offices: 12915 OLD VIRGINIA ROAD, RENO,, Nevada (NV), 89521
Comment: This Amendment No. 5 (this Amendment) amends and supplements the Schedule 13D filed on October 12, 2022, as amended and supplemented by Amendment No. 1 filed on February 6, 2024, Amendment No. 2 filed on November 21, 2024, Amendment No. 3 filed on January 6, 2025 and Amendment No. 4 filed on February 28 2025 (Amendment No. 4) by Dr. Denis Phares (the Reporting Person) relating to the common stock, par value $0.0001 per share (Common Stock), of Dragonfly Energy Holdings Corp., a Nevada corporation (the Issuer). Capitalized terms used but not defined in this Amendment have the respective meanings ascribed to such terms in the Schedule 13D. All references in the Schedule 13D and this Amendment to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing date of this Amendment (the Filing Date), the Reporting Person directly owns 1,666,980 shares of Common Stock, and indirectly owns 135,323 shares of Common Stock through the Phares 2021 GRAT dated July 9, 2021, of which the Reporting Person is a trustee. The Reporting Person has also been granted 42,031 restricted stock units that will vest more than 60 days from the Filing Date. As of the Filing Date, the Reporting Person's holdings represent an aggregate of approximately 18.0% of the Issuer's issued and outstanding shares of Common Stock (based on 10,006,479 shares of Common Stock outstanding as of May 16, 2025, as reported directly by the Issuer to the Reporting Person). As of April 8, 2025 (the Event Date), the Reporting Person's holdings represented an aggregate of approximately 23.5% of the Issuer's issued and outstanding shares of Common Stock (based on 7,737,765 shares of Common Stock outstanding as of April 8, 2025, as reported directly to the Reporting Person by the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has the sole power to vote and dispose of 1,802,303 shares of Common Stock.
The Reporting Person has the shared power to vote or dispose of zero (0) shares of Common Stock.
Transactions in the class effected during the past sixty days: There were no transactions by the Reporting Person in shares of Common Stock during the period commencing since the filing of Amendment No. 4 through the Event Date. There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to May 19, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Denis Phares: /s/ Denis Phares, Denis Phares (05/19/2025)